

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2014

Via E-mail

Douglas K. Schnell
Wilson Sonsini Goodrich & Rosati PC
650 Page Mill Road
Palo Alto, California 94304

> **Re: IEC Electronics Corporation**
> **PREC14A filed November 26, 2014**
> **DFAN14A filed December 1, 2014**
> **Filed by Vintage Opportunity Partners LP** *et al*
> **File No. 1-34376**

Dear Mr. Schnell:

We have reviewed the filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Note that all defined terms used here have the same meaning as in the proxy statement listed above.

Preliminary Proxy Statement

General

1. Fill in all of the blanks throughout the filing. Information that is subject to change may be bracketed to so indicate.

2. Do you plan to solicit proxies via Internet chat rooms? If so, tell us which Web sites you plan to utilize in your response letter.

Questions and Answers about this Proxy Solicitation, page 1

Who are the Nominees?, page 2

3. You assert that "each" of your nominees have "experience serving on the boards of directors of public companies and operational experience in the financial and electronic contracts manufacturing sectors." However, based on the biographies you include later in the proxy statement, this does not appear to be the case as to each individual nominee. Please revise or advise.

Can I use the GOLD proxy card to vote for any of the Company's nominees?, page 3

4. Revise the last sentence in this Q&A to note that shareholders may also vote for the Company's nominees by returning the Company's white proxy card. Currently that sentence states that a shareholder may vote for the Company's nominees only by attending the Annual Meeting and voting in person.

Background of the Solicitation, page 4

5. What prompted the meeting between Messrs. Gilbert and Kahn on April 22, 2014? What contacts, if any, led up to this meeting, who requested it, and for what stated purpose?

6. What was discussed at the April 22, 2014 meeting?

7. What prompted the discussions between Messrs. Gilbert and Kahn in early October 2014? Who requested the October 2, 2014 meeting between those parties and for what stated purpose?

Reasons for this Proxy Solicitation, page 4

8. Expand to provide more details about the four matters listed at the top of page 5 that you believe represent ongoing challenges for the Company. Discuss how your nominees would intend to address those challenges if elected, either as a majority of the board or otherwise. Be as specific as possible.

9. With respect to the management changes referenced in #2 on page 5, identify the changes and why you believe they "distracted the Company and impeded its ability to execute on its strategic plan."

10. With respect to the "offers to acquire the Company" referenced in #3 on page 5, provide details about those offers, including when they were made and by whom.

Proposal 1. Election of Directors, page 5

11. On page 7, describe the circumstances surrounding Mr. Schlarbaum's agreement with the Company dated February 25, 2013 and his departure from the Company generally.

12. In describing your interests in this solicitation, discuss and describe your relationship with API Technologies and any conflicts of interests presented by such relationship with a competitor of the Company. Explain how potential or actual conflicts would be handled if your nominees are elected.

Certain Effects of this Proxy Solicitation, page 12

13. Quantify, to the extent possible, the effects of a change in control under the agreements referenced.

14. At the top of page 13, clarify what actions you believe your nominees may be able to take if elected to prevent a change in control and what may or may not be within their control.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3263 with any questions you may have about these comments or your filing generally.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Bradley Finkelstein, Esq. (via email)